NEWS RELEASE

SUN LIFE FINANCIAL DECLARES QUARTERLY

SHAREHOLDER DIVIDEND

(TORONTO, July 29, 2003) – The Board of Directors of Sun Life Financial Inc. (NYSE, TSX: “SLF”) today announced a shareholder dividend of $0.17 per share on common shares of the Corporation, payable Sept. 30, 2003, to shareholders of record at close of business on Aug. 27, 2003.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2003, the Sun Life Financial group of companies had total assets under management of CDN $342.2 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol “SLF”.

NOTE TO EDITORS: All figures shown in Canadian dollars.

Media Contact:
John Vincic
416-979-6070

Investor Relations Contact: Tom Reid 416-204-8163	Shareholder Services Contact: Jo-Anne Archibald 416-979-4108